FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of September, 2005

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X      Form 40-F
                                   -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                            Yes             No   X
                                -----          -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

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This Form 6-K consists of:

The Announcement on obtaining of approval on the reconstruction and expansion project of Xindian Power Plant by Huaneng Power International, Inc. (the "Registrant"), made by the Registrant in English on September 7, 2005.

                               [GRAPHIC OMITTED]
(a Sino-foreign joint stock limited company incorporated in the People's
                              Republic of China)
                               (Stock Code: 902)

                        OVERSEAS REGULATORY ANNOUNCEMENT

       Obtaining Approval on the Reconstruction and Expansion Project of
                      Shandong Huaneng Xindian Power Plant

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

Huaneng Power International, Inc. (the "Company") announced that the reconstruction and expansion project of Shandong Huaneng Xindian Power Plant (known as Xindian Power Plant Phase III) has been confirmed by and registered with the National Development and Reform Commission recently.

The project comprises the construction of two 300MW domestic critical coal-fired generating units with flue-gas disulphurisation facilities being constructed at the same time. After being put into operation, the power plant will need a supply of coal of about 1.5 million tonnes annually, and the coal will be supplied from Shanxi by rail via the power plant's special railway to the power plant. The investment amount (including capitalized interest) of the project, which is calculated according to the pricing level of year 2004, is estimated to be approximately RMB2.47 billion, 20% of which is equity capital to be funded by the Company (95%) and Zibo Municipal Linzi District Public-owned Asset Management Limited Company (5%) respectively, with the remaining portion to be funded by bank loans.

The Company develops, constructs, operates and manages power plants in China nationwide, with a total generation capacity of 21,653MW on an equity basis. The Company wholly owns sixteen operating power plants, and has controlling interests in ten operating power companies and minority interests in four operating power companies. Today, the Company is one of the largest independent power producers in China.

                                                   By Order of the Board
                                              Huaneng Power International, Inc.
                                                         Huang Long
                                                          Director

As at the date of this announcement, the Board comprises:

Li Xiaopeng                             Qian Zhongwei
(Executive director)                    (Independent non-executive director)
Huang Yongda                            Xia Donglin
(Executive director)                    (Independent non-executive director)
Wang Xiaosong                           Liu Jipeng
(Non-executive director)                (Independent non-executive director)
Na Xizhi                                Wu Yusheng
(Executive director)                    (Independent non-executive director)
Huang Long                              Yu Ning
(Executive director)                    (Independent non-executive director)
Wu Dawei
(Non-executive director)
Shan Qunying
(Non-executive director)
Xu Zujian
(Non-executive director)
Liu Shuyuan
(Non-executive director)

Beijing, the PRC
7th September 2005

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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                       HUANENG POWER INTERNATIONAL, INC.


                          By /s/ Huang Long
                            ---------------

                          Name:    Huang Long

                          Title:   Director

Date:    September 7, 2005